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RECEIVED MAR 2 8 2003 207 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2002** (MM/DD/YY) AND ENDING **12/31/2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Essex National Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
215 Gateway Road West
(No. and Street)

Napa	**CA**	**94558**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ella Sankisov **(707) 258-5000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/13

OATH OR AFFIRMATION

I, Ella Sankisov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Essex National Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Napa

Subscribed and sworn to before me on 2/20/03

E Sankisov
Signature

VP / Treasurer / Controller
Title

Margaret Geddes
Notary Public

MARGARET GEDDES
Commission # 1291015
Notary Public - California
Napa County
My Comm. Expires Jan 15, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Essex National Securities, Inc. at December 31, 2002
with Report of Independent Auditors

Essex National Securities, Inc.

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Essex National Securities, Inc.

We have audited the accompanying statement of financial condition of Essex National Securities, Inc. (the "Company") as of December 31, 2002. The statement of financial condition is the responsibility of management of the Company. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Essex National Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 31, 2003

Essex National Securities, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 654,406
Receivable from clearing broker	2,123,028
Marketable securities, at market value	15,870
Commissions receivable	74,570
Other assets	595,145
Total assets	$ 3,463,019
Liabilities and stockholder's equity	
Liabilities:	
Due to clearing broker	$ 879,751
Due to bank	111,324
Commissions payable	331,031
Accounts payable and accrued expenses	115,202
Due to parent, net	609,587
Total liabilities	2,046,895
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, issued, and outstanding	
Additional paid-in capital	1,154,565
Retained earnings	261,559
Total stockholder's equity	1,416,124
Total liabilities and stockholder's equity	$ 3,463,019

See accompanying notes.

Essex National Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. Company Background

Essex National Securities, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of the Essex Corporation (the "Parent"). The Parent is ultimately owned by John Hancock Financial Services, Inc. ("John Hancock").

In the normal course of business, the Company engages in, and earns commissions from, the distribution of mutual funds and variable annuities. In accordance with an intercompany agreement, the Company assumed from its Parent the retail distribution of fixed annuity products effective July 1,2002. The Company maintains no margin accounts. The Company also engages in transactions involving corporate over-the-counter equity securities, corporate debt securities, United States government debt securities and municipal debt securities. With the exception of variable and fixed annuity sales and certain mutual fund applications, all business is transacted on a fully disclosed basis through the Company's clearing broker.

The Company's business is primarily conducted in the northeast region of the United States.

2. Summary of Significant Accounting Policies

The significant accounting policies of the Company are as follows:

a. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

b. The Company records transactions on a trade-date basis.

c. The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

d. Marketable securities are stated at fair value. Fair value is based on listed market prices.

e. The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities.

3. Net Capital Requirement

As a registered broker-dealer with the Securities and Exchange Commission and the NASD, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2002, the Company had net capital of $757,467, which was $621,000 in excess of its required minimum net capital of $136,467. The Company's ratio of aggregate indebtedness to net capital was 2.70 to 1.

4. Related Party Transactions

Certain expenses are allocated from the Parent to the Company on bases determined by the Parent pursuant to an informal agreement.

The Company distributes a significant portion of mutual funds and fixed and variable annuities through affiliates. At December 31, 2002, included in commissions payable is $839,421 due to affiliates.

The Company returned a total of $450,000 capital to the Parent in February 2002. In July 2002, the Company received a non-cash capital infusion of $300,000 as a result of the partial extinguishment of the Company's liability to its Parent.

5. Income Taxes

The Company is included in a consolidated U.S. federal income tax return filed by John Hancock. The Company's income tax provision is computed in accordance with a tax-sharing agreement between the Company, the Parent and John Hancock. The Company's provision for federal income taxes is computed based on the effect of including the Company's separate results of operations in the consolidated return of the John Hancock.

5. Income Taxes (continued)

In accordance with the tax-sharing agreement, the Company has recorded a payable to the Parent of $14,943 comprised of the federal income tax expense incurred for the year ended December 31, 2002. This payable was included in the Company's payable to the Parent for allocated expenses for the year ended December 31, 2002.

State and local income taxes are determined on a separate company basis.

The Company's deferred tax asset of $152,300 at December 31, 2002 arises from the future tax benefits of the net operating loss carryforwards for state and local tax purposes. The deferred tax asset has been fully provided with a valuation allowance at December 31, 2002.

As of December 31, 2002, the Company had net operating loss carry forwards of $2,401,785 for state tax purposes.

6. Receivable from and Due to Clearing Broker

Receivable from clearing broker mainly includes cash balances and required security deposits of $211,890.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

The Company conducts business with a broker-dealer that is a member of the major security exchanges. The Company monitors the credit standing of such broker-dealer and the market value of collateral and requests additional collateral as deemed appropriate.

7. Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include its clearing broker-dealer, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.